SUPPLEMENT Dated April 27, 2010
To The Current Prospectus

SpectraSelect
SpectraDirect

Issued By ING USA Annuity and Life Insurance Company
(Formerly, United Life and Annuity Insurance Company)
Through Its Separate Account U

> *This supplement updates the prospectus. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Contact Center at 1-800-366-0066.*

1. Effective April 30, 2010 the following fund name changes apply to the investment portfolios that are currently open to new investments:

List of Fund Name Changes	
Former Fund Name	*Current Fund Name*
ING Evergreen Omega Portfolio	ING Wells Fargo Omega Growth Portfolio (Class I)
ING Oppenheimer Strategic Income Portfolio	ING Oppenheimer Global Strategic Income Portfolio (Service Class)
ING Stock Index Portfolio	ING U.S. Stock Index Portfolio (Class I)
Morgan Stanley Equity Growth Fund	Universal Institutional Fund Capital Growth Portfolio

2. Effective April 30, 2010 the Credit Suisse Trust Global Small Cap Portfolio is closed to new investments:

3. Effective after the close of business on or about May 28, 2010, the following Disappearing Portfolio will reorganize into and become part of the following Surviving Portfolio:

Disappearing Portfolio	Surviving Portfolio
Universal Institutional Funds Global Value Equity Portfolio	Invesco Van Kampen V.I. Global Value Equity Fund Series I

Information Regarding the Portfolio Reorganization:

The reorganization will be administered pursuant to an agreement, which has been approved by the board of trustees of the Disappearing Portfolio. The reorganization agreement is also subject to shareholder approval. If shareholder approval is obtained, the reorganization is expected to take place on or about May 28, 2010, resulting in a shareholder of the Disappearing Portfolio becoming a shareholder of the Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Disappearing Portfolio, and the Disappearing Portfolio will no longer be available under the contract.

Unless you provide us with alternative allocation instructions, all future allocations directed to the Disappearing Portfolio will be automatically allocated to the Surviving Portfolio. You may give us alternative allocation instructions at any time by contacting our Customer Contact Center at 1-800-366-0066.

As of the relevant effective date noted above, any references in the prospectus to the Disappearing Portfolio as being available under the contract are deleted.

4. Overnight Delivery. If you would like a withdrawal sent to you by overnight delivery service, you may choose to have the $20 charge for overnight delivery deducted from the amount of the withdrawal.